Trustwire

Software · Technology · Female Founder · Minority Owned · Saas

Secure, easy-to-use file exchange and storage solution: a more secure Dropbox

TRUSTWIRE.COM GAITHERSBURG MARYLAND





There isn't a simple way to exchange files confidentially: email is insecure, Dropbox and Google Drive can read your files, and strong encryption tools are difficult to use. We created Trustwire to provide a secure and easy way for the everyday user to exchange and store files. Any industry who shares confidential files – accounting, law,... more

Angela Hall Chairman of the Board @ Trustwire

Why you may want to support us...

1. 5,000 Trustwire users since our launch in June 2018.
2. CEO & Founder Hugh Hall has been working in cybersecurity since 2002.
3. Reached over 1,000 users before public launch.
4. Key innovation: no passwords necessary. Files secured through a private and public key.
5. Enterprise content management is an $8 billion market.
6. We offer end-to-end encryption, our software is simple for anyone to use, and files are accessible anywhere with internet access.

Why investors ❤ us

WE'VE RAISED $116,015 SINCE OUR FOUNDING

From currency to intellectual property, people are searching for ways to safeguard their privacy and companies like Trustwire are providing solutions.

Zoey Thompson
Contributor for Digital Journal



Most individuals and small businesses don't have adequate data security, simply because of the complex technologies involved. TrustWire would be a great solution for users who don't have advanced technology skills.

Kenneth Kobz



Hi, I am well educated, have many years of experience as a CIO, and have many years of experience as a CISO. How can I help?

Gregory Bell
Senior IT Professional

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Angela Hall
Chairman of the Board
Entrepreneur, Investor, Mentor, Photographer, COO of Lens Love & Beyond, Managing Director: DareLab



Hugh Hall
CEO
Hugh Hall is a computer scientist and a successful entrepreneur. In his previous role as the CTO of DareLab, he led the company in creating a product that generated over $10 million in sale.



Bo Nick
Chief Experience Officer
Expert in System Technology and Application Development, Information Security, and Machine Learning



Esther Chou
Director of Design
Experienced UI/UX Designer and Graphic Designer, Skilled in Adobe Suite, Sketch App, HTML, Flinto



□ □
Chief Technology Officer
Full-stack Developer with background in Database Design, Restful API, C/C++/Python/PHP



Fandy Zhang
Chief information Security Officer
Former CTO at Xanity LLC, Masters Degree in Computer Science

In the news

Trustwire presents to Loudoun County, VA, entrepreneurs | 1MillionCups.com

Trustwire is a data security company that provides an easy-to-use solution for Internet users to exchange sensitive/confidential files securely with strong, ...

December 5, 2018 @ 1millioncups.com

Trustwire Makes Strong End-to-End Encryption Available to Everyone - Press Release - Digital Journal

Trustwire Founder and CEO Hugh HallTrustwire is announcing the launch of their new file exchange service. Trustwire offers end-to-end encryption with a simple, easy-to-use design so that all Internet users

December 5, 2018 @ digitaljournal.com

7 startups we met at DC Tech Meetup, cybersecurity edition - Technical.ly DC

October's edition of DC Tech Meetup featured companies working in cybersecurity. The event took place during Cyberscoop's second annual DC Cyberweek and National Cybersecurity Awareness Month . "This was

October 19, 2018 @ technical.ly

Downloads

Trustwire Pitch Deck.pdf

Trustwire is the Simplest, Safest Way to Exchange Files Online

Nothing on the market exists today to allow the everyday person to send files securely and safely online. Strong encryption tools are difficult to use. Dropbox, Microsoft One Drive, and Google Drive have access to file contents. Email is not secure.

$8 Billion Market: Anybody Who Needs Secure File Transfer

Enterprise content management (Dropbox, etc.)
$8 billion market

Healthcare firms and workers
700,000+ healthcare firms
12 million workers

Security firms and brokers
3,700+ securities firms
630,000+ brokers

Other professional firms
490,000+ accounting firms, real estate brok
insurance agencies, and consulting firms.

Law firms and lawyers
170,000+ law firms
1.3 million lawyers

Our Traction: 5,000 Users in the First 6 Months


6,000
4,500
3,000
1,500
0
Total Users as of Nov' 18 = 5,217
June '18
July '18
Aug '18
Sept '18
Oct '18
Nov '18
Total Users

How it Works

Sending someone a password to an encrypted PDF file is the most vulnerable part of the process. With Trustwire, every user has a "public key" that is used to encrypt the file, and then only the recipient with the corresponding "private key" can decrypt the file.

What's Next: Use of Funds

A majority of the funds raised will go towards marketing. Remaining funds would go towards research and development to keep improving our product and provide a superior user experience.

Investor Q&A

– COLLAPSE ALL

What does your company do?

There isn't a simple way to exchange files confidentially: email is insecure, Dropbox and Google Drive can read your files, and strong encryption tools are difficult to use. We created Trustwire to provide a secure and easy way for the everyday user to exchange and store files. Any industry who shares confidential files – accounting, law, healthcare, security etc. – makes up our $8B market. We released V1 of Trustwire in June 2018 and now have 5,000 users.

Where will your company be in 5 years?

We believe Trustwire is the obvious enterprise choice for any industry that requires true end-to-end security: accountants, lawyers, financial advisors, government, healthcare, cryptocurrency, and more. On the individual side, we see Trustwire in the hands of people who pay for Dropbox (11.5M total as of May 2018).

What does Trustwire do?

I have been working in the cyber security field since 2002 and have created many training courses for different professions, such as human rights lawyers, human rights defenders, and journalists. One problem I've found is that electronically sharing confidential files is notoriously difficult. Yes, there are Dropbox, Google Drive, and Microsoft One Drive, but the problem with those services is that the companies have full access to your files. That means they can analyze the content, give your files to anyone they want, or maybe be legally required by the court to turn them over. You really don't have much protection in that sense. And, yes, there is some other super strong encryption software, but regular people won't be able to use it. Those things are not designed for everyday Internet users. So I was thinking, why don't I create something that is easy to use and super secure? That was the birth of Trustwire. It's basically a very simple way for everyday internet users to share something securely using the strongest encryption available. And of course, Trustwire goes beyond just doing file encryption. Currently, we are working with an Australian cryptocurrency exchange and providing the technology for them to secure the digital wallets and enable them to provide cryptocurrency loan and escrow services.

How does your encryption software work?

Many people are familiar with some basic encryption software such as adding password to a PDF file and then sending the password to the recipient using email or maybe text message. Now, the encryption part is fine. However, how people send the passwords is the problem. Technologies such as email and text message are not secure and messages sent through these channels may be intercepted by attackers. It is the weakest link in the entire process. With Trustwire, we get rid of that password sending process. We do something called a public key encryption. Every Trustwire user has a "public key" that is used to encrypt the file, and then only the user (the recipient) with the corresponding "private key" can decrypt the file. For Trustwire, everything happens automatically, and the users don't need to know how key exchange or encryption work.
The beauty of this is that Trustwire's system doesn't need to touch the file content to encrypt the files -- all encryption and decryption tasks happen locally at the users' web browser. Since we have no access to the file content nor our users' private keys, Trustwire has no way of decrypting any user files even if we are compelled to do so.

Does the person sending the file also have to be a Trustwire user?

No, the sender doesn't have to have a Trustwire account. Only the recipient has to have an account. There are two reasons why the recipient needs to have Trustwire. First, we need a place to store the file so that the recipient can download it later. Second, we need the recipient's public key to encrypt the file.
The fact that the sender doesn't need to open a Trustwire account is one of the greatest features for Trustwire. For example, the FBI can use Trustwire to receive anonymous tips securely, and users or whistleblowers who worry about retribution can use Trustwire to send confidential documents to law enforcements anonymously to report crimes.
Another area where this feature can be very useful is with accountants, lawyers, and financial advisors. Sometimes these professionals don't want to ask their clients to sign-up for a new service just to do business with them. All these professionals need to do is to give their clients a personalized link to drop the files, and the file will be sent to the professionals securely.

What's unique about Trustwire's encryption?

We excel in the way that we implement encryption. We use well-known and proven technology that's open source so that everybody can go and examine the code to make sure the encryption is working correctly. There are many encryption tools out there such as PGP, which are very secure, but they are very difficult to use. Also, nearly all encryption solutions require users to download and install their custom software applications. The problem is that if you don't have your cell phone or computer with you, you won't be able to send or receive your important files.
Trustwire is different because we do not require installation. We do not require you to download anything. All you need is a computer or mobile device that is connected to the Internet. Even if you're traveling in Italy, in a hotel, and you suddenly need to access this file. You simply go to the hotel's business center, get a computer, go to Trustwire's website, and you can access your files. It's that easy, but at the same time, it's also super secure. It's about the most secure thing you can do with the current consumer technology.

How do you know Trustwire is more secure than other services?

We are working on having our service independently audited by cybersecurity auditors. At the same time, we are also working with crypto researchers and professors to make sure our cryptographic algorithms and implementations are flawless. We are also in the process of getting some industry certificates and compliances such as SOC 1, SOC 2, and HIPAA.

When did Trustwire officially incorporated and what has happened since then?

Trustwire officially was incorporated in 2017, but the idea of Trustwire popped up at least a year before that. My partner and I sat down, and we wanted to create something easy and super secure. We brainstormed and created a working prototype to make sure it is doable. Then we incorporated Trustwire and made it a business to offer the service to businesses and consumers.
Since last year, we have been working on product development and creating a production version of Trustwire. We didn't actually go out and advertise ourselves to the world, yet, but the service is publicly available. We just got that ready around the end of June, and we are already working on the (greatly improved) second version of Trustwire. The new version will come out very soon, and we will market the product aggressively once we have a successful raise.

What's the big selling point on the second version?

We continue to use the same strong encryption to secure our user files. We've added features that will make it easier for users to share files within a group. Let's say you have a few colleagues working together on a project and you need to share a file with them on a regular basis, the new version will greatly simplify the workflow. With the new version, businesses can manage and pay for their employees' accounts much easier. There are many more improvements in usability, visual design, and business management.

How many customers do you have?

Right now we have about 5,000 users. We've estimated that a year after we launch, we will have around 50,000, and right now we are on track to reach that goal and, hopefully we will exceed it.
Most of our customers are under the free plan, but we have several companies actually paying for it. Our paying customers include IT companies, accounting firms, and law firms. There is not a whole lot of them yet, but we are getting there. We are working to get our name out and let users to test drive Trustwire so they know what it is and recommend it to others.

How do you make money on the free users?

At the moment, we don't make any money from free users. The model is quite similar to other "freemium" services like Dropbox. The free plan is to get more people to try out Trustwire. When they need more storage space or additional features, we offer a decent upgrade path for our users.

What's revenue like with your current customer list?

The current revenue is maybe a few thousand dollars since we launched in June 2018. We expect a lot more coming in 2019. We're working very hard and talking to a lot of potential customers. We have spoken to many potential customers in the legal, loan, and insurance industries, so we are covering a lot of ground. The main focus for us right now is law firms because they exchange billions of documents every single year. A lot of people have expressed the same interest and say, "Wow! That's what I've been looking for for years, and I've been using Dropbox for years. It's nice to hear you have a new way for us to share something securely." We've heard a lot of positive feedback.

Who are your customers? Is it mostly businesses?

Individuals like it as well. People actually know more about cybersecurity these days. Most people are aware of the danger of the cyber threat because there were many high profile hacks in the past few years. Despite that, there are a small percentage of people who are still unaware of the danger. A few people told me that they have nothing to hide, and Google already knows everything about them. But I told them that is not the case. Here is an analogy: everyone has a lock on his/her door at home. Well, it's not necessarily because he/she lives in a dangerous area, it's that everybody has something that he/she wants to keep private. It's people's privacy that we are trying to protect. Nobody wants businesses to just go around and analyze your data and know every single little thing about you, particularly when it comes to medical records, your credit report, trade secrets, or maybe how much money you have in the bank. That kind of information is what you may not want everybody to know about.

We provide this service so that people at least have a tool to keep their information secure and private. They can share it with others if they choose to but they need to be able to control the access to such information when needed.

There are a lot of reasons why businesses should use Trustwire. For example, law firms deal with a lot of confidential data, and a data leak can potentially cost them millions of dollars in lost revenue.

The healthcare industry is a big piece of it because there are regulations that require healthcare providers to secure their patient information. IT companies also need Trustwire to exchange sensitive technical documentations or passwords with their clients. In fact, one of our existing customers is an IT company that had been sending server passwords using email or text message. The company needed a better tool for exchanging sensitive information so that their clients will feel more confident in them, and Trustwire is the perfect solution that is simple to use and secure.

What makes a business successful in the encryption field and are there companies out there that you hope to model Trustwire after?

Most people think big corporations already have good security solutions in place to protect information exchange. You will be surprised how wrong it is.

I recently spoke to someone who works for a Fortune 100 company (it is not a Trustwire customer, yet, but it should be.) This company hires a lot of people with security clearance, and it request sensitive information such as Social Security numbers and other personal information from the applicants. Surprisingly, the company tells its applicants to put their personal information in a Word document, lock the Word document with a password, then email the password to the hiring officer.

So why do big corporations use such a primitive way for exchanging sensitive documents? It is not because there isn't any encryption software. It's just that there isn't a simple way that can be used by the general public until now -- Trustwire can bridge this gap between true security and ease-of-use.

If this Fortune 100 company were to use Trustwire, all they need to do is give a person a personalized Trustwire link. Applicants can then drop the files containing their personal information, and the files will be sent to the hiring officer securely with end-to-end encryption. No more sending passwords over email.

What is your plan for finding new customers?

We are working on a social media marketing campaign to attract new users. Initially, we want to target people who care about online security and eager to find a way to protect themselves. At the same time, we are also focusing on businesses, but selling to businesses is quite different from selling to consumers, and we are approaching business customers from multiple fronts. We go to events, we give presentations, we give demos, and we talk to business owners and managers. For larger accounts, we offer custom solutions and pricing models that can fit in their existing infrastructures.

If you use Trustwire to exchange files, you are most likely to invite someone else to join so that you can exchange files with him/her. In fact, the majority of our existing customers joined us through viral connections. We started off with a small group of people, and eventually they grew and expanded because they are using this service and now they need to share the file with two other people. Trustwire is a social network -- you need someone to share your thoughts with. That's how people are using Trustwire.

Along with cryptocurrency, what other verticals are you thinking about pursuing?

It may sound like two separate businesses, but the underlying technology is very similar. Even though we started with secure file sharing, Trustwire's underlying technology allows us to share and secure anything, whether it's files or cryptocurrency. Safeguarding cryptocurrency is basically keeping your digital wallet's encryption key safe.
Our underlying technology and architecture is very flexible and very robust. If new opportunities surface, we will be able to customize our technology and apply it to a different vertical. But at this point, due to limited funding, our main focus is secure file sharing.

What will you do with the money you raise from Wefunder?

A majority of the money will go to marketing. That's the thing that we see as very expensive but also critical to our success. Marketing would get most of the money and then some part of the money would go to research and development because we still need to keep improving our product to provide a superior user experience.

What excites you about crowdfunding?

That's a very good question. I didn't know about crowdfunding until a few months ago. I met my equity crowdfunding lawyer at an event and told him I was looking for investors to invest in my company. He asked if I had ever thought about equity crowdfunding and explained in great details on how it works. I thought it sounded really promising. He also recommended WeFunder because it is the biggest, best, and best-known platform. That's how it got started.
Equity crowdfunding exposes us to a lot more potential investors. The exposure is priceless. You get this page that's going to be reviewed by hundreds of thousands of people potentially, and that is just great. It's almost like free advertising. When I tell people that we are going to do raise capital through equity crowdfunding and that it is regulated by SEC, it gives them the confidence that the company is a legitimate business with real potential.

What's been your biggest challenge so far and what do you anticipate being your biggest challenge going forward?

The biggest challenge is trying to explain to people on how Trustwire works. Most people have little knowledge about cryptography. The most common way that people are exposed to cryptography is through password-protected documents. But when they hear that they don't need to enter passwords to "lock" the files when sending it to someone, a hundred questions pop up in their heads. Compounding with the fact that they don't even need to install any software to use Trustwire, the whole thing looks like black magic. We have to spend time explaining to them Trustwire's technology works. We spent countless hours to fit all the necessary encryption technologies into our website. All you need to do is drop your files to the web page, the web page's built-in program will then encrypt your file, and then upload the encrypted files to the Trustwire server and sent to the recipient's account. Once they understand the idea, they are often impressed with how we were able to package complex encryption technologies into a simple solution.
Aside from just explaining Trustwire, the other big challenge is finding customers, particularly paying customers. We have a lot of businesses that are interested in this service. They show a lot of interest, but are usually slow to convert to a real customer. We are refining our marketing and sales techniques and improving our offerings to make them more attractive to our customers.

How do you effectively explain Trustwire and get your message out?

One reason that we are trying to get crowdfunding is so that we have money to create engaging marketing materials and videos. Visually seeing how Trustwire works is important to potential customers. Most people don't have the time or patience to read through white papers or dig deep into how technologies work. They just want to watch a video or infographic and make a quick decision. That's why it is important to produce stellar marketing materials so that we can attract new users.

Who is on your team?

The team we have is very strong. The Chief Technology Officer and Chief Security Officer have known each other since college and had participated in many coding contests together all around the world. They were ranked by Google Code Jam as the top 200 developers in the world, and that is significant. We have these very sharp engineers that know exactly what they are doing
I graduated from the University of Maryland and got two master's degrees from John Hopkins University. I have been working in the computer field even before I got my bachelor degree in 1998. I have focused on the security field since 2002. I started my first business when I was age 21, as soon as I was legally able to do so. I've done a lot of businesses including retail and even restaurants. I've done a couple of IT companies. I enjoy the success and the experience that entrepreneurship brings me. It can be scary at times, but it's very interesting and fun.

Financials

Trustwire has financial statements ending December 31 2019. Our cash in hand is $26,291.93, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,660/month.

At a Glance

January 1 to December 31

$2,900 +184%
Revenue

-$88,297
Net Loss

$12,465 +1%
Short Term Debt

$116,014
Raised in 2019

$26,292
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

There isn't a simple way to exchange files confidentially: email is insecure, Dropbox and Google Drive can read your files, and strong encryption tools are difficult to use. We created Trustwire to provide a secure and easy way for the everyday user to exchange and store files. Any industry who shares confidential files – accounting, law, healthcare, security etc. – makes up our $8B market. We released V1 of Trustwire in June 2018 and now have 5,000 users.

We believe Trustwire is the obvious enterprise choice for any industry that requires true end-to-end security: accountants, lawyers, financial advisors, government, healthcare, cryptocurrency, and more. On the individual side, we see Trustwire in the hands of people who pay for Dropbox (11.5M total as of May 2018).

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Trustwire Corporation was incorporated in the State of Maryland in August 2017.

Since then, we have:

- 80% growth in users since 2018.
- CEO & Founder Hugh Hall has been working in cybersecurity since 2002.
- Key innovation: no passwords necessary. Files secured through a private and public key.
- Enterprise content management is an $8 billion market.
- We offer end-to-end encryption, our software is simple for anyone to use, and files are accessible anywhere with internet access.

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,900 compared to the year ended December 31, 2018, when the Company had revenues of $1,021.12. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $26,291.93, including $26,291.93 in cash. As of December 31, 2018, the Company had $273.68 in total assets, including $273.68 in cash.
- *Net Loss.* The Company has had net losses of $88,296.50 and net losses of $53,524.13 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $12,464.89 for the fiscal year ended December 31, 2019 and $12,397.81 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Trustwire Corporation cash in hand is $26,291.93, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,660/month, for an average burn rate of $5,660 per month. Our intent is to be profitable in 12 months.

Our financial data was finalized on December 31, 2019. The Covid-19 pandemic has impacted the sales activities. It has not affect the day-to-day operations such as system research & development.

We expect the following revenues and expenses for the first 6 months after a successful minimum raise.

Revenues

Month 1: $0
Month 2: $2,000
Month 3: $2,000
Month 4: $2,000
Month 5: $2,000
Month 6: $2,000

Expenses

Month 1: $2,000
Month 2: $3,000
Month 3: $3,000
Month 4: $3,000
Month 5: $3,000
Month 6: $3,000

The founders of the company can provide personal loan to support the operation if the company runs out of capital.

The owners have provided addition working capital to the company in the form of personal loans.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-3,045%	100%	-336%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.05	$725	100%
Revenue to Receivables:	**Debt Ratio:**	
~	47%	

Trustwire Corporation - Financial - FS 2018 and 2019.pdf

Trustwire Reviewed FS 2018 and 2017 Final.pdf

Risks

1. The Company is an early stage company incorporated on 8/31/2017. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.

2. In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

3. Although experienced entrepreneurs leads the company none of them have ever been involved in bringing a cyber-security operation product to market. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in buying the toolset the Company sells.

4. The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. The Company might need to reduce sales and marketing, engineering, or other expenses. Were recurring revenue to decrease further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future to continue. Even if we do make successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

5. We have minimal operating capital and even if we raise $1M in this offering for the foreseeable future we will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that we will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources so the failure to raise significant operating capital could put your investment dollars at significant risk.

6. Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal, or operational consequences. Trustwire's user privacy has never been compromised to date due to a focus on encryption and security. But 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which parallel increase in risk.

7. Increased IT security threats and more sophisticated cyber-crime pose a potential risk to the security of our IT security systems, networks and services as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or services providers we rely on fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events to power outages to security breaches and our business continuity plans do not effectively address these failures on a timely basis we may suffer interruptions in our ability to manage operations, reputational, competitive, and or business harm which may adversely affect our business operations and/or financial condition. In additional such events could result in unauthorized disclosure of material confidential information and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, employees, clients, suppliers or consumers. In any of these events we could also be required to spend significant financial and other resources to remedy the damage caused by the security breach or to repair or replace IT network systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

8. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from our subscriptions. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

9 The Company has made certain assumptions about the cyber-security marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate the risk the company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

10 We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

11

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

12 To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality, or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

13 We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

14 Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

15 Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

16 The Company services niche potential client base in a highly competitive environment. The Company's current focus is on professions that rely on sending confidential documents securely such as the legal profession. This market has better-established and funded competitors. Most internet users may never recognize the need for cybersecurity at the level we provide. Even if they do the market may take several years to develop.

17 As a startup, the Company is very dependent on its co-founders. If anything catastrophic were to happen to the Company's founding team the future of the Company may be compromised. The Company does not currently carry key-person life insurance, however, the Company plans to secure key-person life insurance when deemed financially prudent. Also the Company's future success may depend of the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third party contractors this could adversely affect our business, financial condition, and operating results.

18 Hugh Hall and Angela Hall together control 70% of the voting shares. As the majority holders of Class A Common Stock, which gives them one vote per share, as opposed to no voting rights for holders of Class B Non-Voting Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock at the conclusion of this offering, and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Hugh Hall and Angela Hall's voting power through his ownership of our Class A Common Stock could discourage or preclude others from initiating potential mergers, takeovers, or other change of control transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Trustwire Corporation having extra checks and balances to prevent fraud and produce reliable financial reports.

19 We rely heavily on technology and intellectual property but we may be unable to adequately or cost effectively protect or enforce our intellectual property rights thereby weakening our competitive position and increasing operating costs.

20 To protect our rights in our products and technology we rely on a combination of trademark and copyright laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time consuming and costly. And the steps taken by us may not prevent misappropriation of our assets or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective and unauthorized parties may copy aspects of our products or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and...
more

21 Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

22 We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company. We will also have to continue to attract new customers to assure growth.

23 Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into
which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development and manufacturing;
* Sales and marketing efforts to bring our products to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

24 We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

25 We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

26 We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

27 Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Angela Hall	Investor @ Darelab LLC	2017

Officers

OFFICER	TITLE	JOINED
Hugh Hall	CEO President	2017
Angela Hall	Secretary Treasurer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Hugh Hall	360,000 Class A Voting Common Stock	20.0%
Angela Hall	900,000 Class A Voting Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$116,014	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,001	50% Business Development (Marketing & Sales)20% Research & Development13% Infrastructure Support10% Legal and Compliance7% Equity Crowdfunding Fees
$1,000,002	45% Business Development (Marketing & Sales)30% Research & Development13% Infrastructure Support5% Legal and Compliance7% Equity Crowdfunding Fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A Common Stock	15,000,000	1,800,000	Yes
Series Seed Preferred Stock	5,000,000	41,767	No

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.